EXHIBIT 99.1

BCE INC.

Safe Harbour Notice Concerning
Forward-Looking Statements

February 7, 2013

Safe Harbour Notice Concerning Forward-Looking Statements

In this document, we, us, our, BCE and the Company mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint ventures and associates. Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis. Bell Aliant means either Bell Aliant Inc. or, collectively, Bell Aliant Inc., its subsidiaries, joint ventures and associates.

Certain statements made in the presentations entitled “Investor Conference 2013”, dated February 7, 2013, and certain oral statements made by our senior management during Bell’s 2013 analyst guidance session held on February 7, 2013 (Bell’s 2013 Analyst Guidance Session), including, but not limited to, statements relating to BCE’s financial guidance (including revenues, EBITDA, Capital Intensity, Adjusted EPS and Free Cash Flow)1, BCE’s business outlook, objectives, plans and strategic priorities, BCE’s 2013 annualized common share dividend, common share dividend policy and targeted dividend payout ratio, expected cost savings, our proposed use of surplus cash, revenues and EBITDA expected to be generated from growth services, the expected timing and completion of BCE’s proposed acquisition of Astral Media Inc. (Astral) and the benefits expected to result from the transaction, our broadband fibre, Internet protocol television (IPTV) and wireless networks deployment plans, proposed investments in customer service initiatives, targeted market shares, and other statements that are not historical facts, are forward-looking statements. In addition, we or others on our behalf may make other written or oral statements that are forward-looking from time to time. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words “assumption”, “goal”, “guidance”, “objective”, “outlook”, “project”, “strategy”, “target” and other similar expressions or future or conditional verbs such as “aim”, “anticipate”, “believe”, “could”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive” and “will”. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements made in the presentations entitled “Investor Conference 2013”, or made orally during Bell’s 2013 Analyst Guidance Session, are made as of February 7, 2013 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our financial guidance, business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Refer to Section B entitled Material Assumptions Made in the Preparation of Forward-Looking Statements for a description of the principal assumptions underlying the above-mentioned forward-looking statements and other forward-looking statements made in the presentations entitled “Investor Conference 2013” and made orally during Bell’s 2013 Analyst Guidance Session held on February 7, 2013. Refer to Section C

1	Refer to footnotes 4 to 7 in Section A entitled Forward-Looking Statements for a definition of, and other information concerning, EBITDA, Capital Intensity, Adjusted EPS and Free Cash Flow.

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entitled Risks that Could Have a Material Adverse Effect on Our Forward-Looking Statements for a description of the principal known risks that could have a material adverse effect on the above-mentioned forward-looking statements and other forward-looking statements made in the presentations entitled “Investor Conference 2013” and made orally during Bell’s 2013 Analyst Guidance Session. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements made in writing in connection with, or orally during, Bell’s 2013 Analyst Guidance Session are presented for the purpose of assisting investors and others in understanding certain key elements of our expected 2013 financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

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TABLE OF CONTENTS

A.	Forward-Looking Statements		2
B.	Material Assumptions Made in the Preparation of Forward-Looking Statements		3
C.	Risks that Could Have a Material Adverse Effect on Our Forward-Looking Statements		6
	I.	Risks Relating to Our Competitive Environment	6
	II.	Risks Relating to Our Regulatory Environment	15
	III.	Risks that Could Affect Our Business and Results	19
	IV.	Risk Management Practices	36

Sections A, B and C of this document contain, respectively, a description of:

  the principal forward-looking statements relating to financial guidance contained in the presentations entitled “Investor Conference 2013”;

  the material assumptions made by BCE in developing such principal forward-looking statements; and

  the principal known risks that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from our current expectations expressed in or implied by our principal forward-looking statements.

A. FORWARD-LOOKING STATEMENTS2

This section outlines the principal elements of financial guidance provided by BCE for 2013.

Bell[3]	Guidance for 2013
Revenue growth	0%-2%
EBITDA[4] growth	1%-3%
Capital Intensity[5]	16%-17%

BCE	Guidance for 2013
Adjusted net earnings per common share (Adjusted EPS)[6]	$2.97 - $3.03
Free Cash Flow[7] growth	5%-9%
Annualized common share dividend[8]	$2.33 per share[9]
Dividend Payout Policy	65%-75% of Free Cash Flow

2	2013 forward-looking statements exclude the acquisition of Astral.
3	Revenue, EBITDA and Capital Intensity guidance targets are for Bell excluding Bell Aliant.
4

The term EBITDA does not have any standardized meaning under IFRS. It is, therefore, unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in the consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure.

5	Capital Intensity means capital expenditures as a percentage of revenues.
6

Adjusted EPS is calculated based on, and reflects, the new IFRS pension accounting standard for defined benefit pension plan expense. The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. They are, therefore, unlikely to be comparable to similar measures presented by other companies. For 2013, we define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments and costs to retire debt early. We define Adjusted EPS as Adjusted net earnings per BCE common share. We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments and costs to retire debt early, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and earnings per share.

7

The term Free Cash Flow does not have any standardized meaning according to IFRS. It is, therefore, unlikely to be comparable to similar measures presented by other companies. For 2013, we define Free Cash Flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow. We consider Free Cash Flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present Free Cash Flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that certain investors and analysts use Free Cash Flow to value a business and its underlying assets. The most comparable IFRS financial measure is cash from operating activities.

8	Subject to dividends being declared by the board of directors of BCE.
9	Consistent with BCE’s common share dividend policy with a target dividend payout ratio of 65% to 75% of Free Cash Flow.

B. MATERIAL ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

A number of assumptions were made by BCE in preparing forward-looking statements for 2013. These material assumptions are outlined in this section. The reader should note that assumptions made in the preparation of forward-looking statements, although considered reasonable by BCE at the time of preparation of such forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations expressed in or implied by our forward-looking statements.

Economic Assumptions

Our 2013 forward-looking statements are based on certain assumptions concerning the Canadian economy. In particular, we have assumed:

  that Canadian gross domestic product (GDP) in 2013 will grow by approximately 2.0%, compared to estimated growth of 1.9% in 2012, based on the Bank of Canada’s recent estimate; and
  a slow pace of employment growth and new business formation affecting overall business customer demand.

Market Assumptions

Our 2013 forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

  a sustained level of wireline and wireless competition in both consumer and business markets;
  higher wireline replacement due primarily to increasing wireless and Internet-based technological substitution;
  increasing wireless industry penetration driven, in particular, by the accelerated adoption of smartphones, tablets and data applications, the expansion of Long Term Evolution (LTE) service in most urban and sub-urban markets, the proliferation of 4G devices, as well as population growth; and
  a stable advertising market for Bell Media.

Financial and Operational Assumptions

Our 2013 forward-looking statements are also based on various internal financial and operational assumptions.

Bell

Operational Assumptions

We have made the following internal operational assumptions with respect to Bell for 2013:

  a growing number of network access service (NAS) line losses from increasing wireless and Internet-based technological substitution;
  improving year-over-year residential NAS line losses with targeted service bundle offers led by Bell Fibe TV;
  continued large business customer migration to IP-based systems, increased competitive intensity in mass and mid-size business markets and ongoing competitive re-price pressures in our business and wholesale markets;
  average revenue per unit (ARPU) growth maintained across all residential products and increasing penetration of three-product households driven by Bell Fibe TV growth;
  ongoing aggressive competitive pricing on bundle offers with a focus on promotional discounts and customer retention credits;
  Bell Mobility Inc. (Bell Mobility) to maintain its market share of the incumbent wireless postpaid market;
  relatively stable year-over-year rate of investment in subscriber cost of acquisition per gross activation and retention spending as a percentage of wireless service revenue to drive optimal postpaid customer and device mix;
  increased blended wireless ARPU driven by data usage and roaming growth attributable to a higher mix of smartphones and higher-value postpaid customers, as well as increased distribution in western Canada, offset partly by voice ARPU erosion due to pricing and data substitution;
  the maintenance of relatively stable EBITDA margins;
  continued execution on operating cost reductions and labour efficiency gains across the Bell organization to offset costs related to growth in our Bell Fibe TV subscriber activations, higher wireless customer acquisition and retention spending, and ongoing wireline voice erosion;
  increasing EBITDA contribution from wireless with a lesser year-over-year decline in wireline EBITDA;

  a gradual improvement in the performance of our Business Markets unit as the economy grows and employment levels rise;
  Bell Media’s ability to maintain solid TV ratings, implement further market-based specialty TV rate increases, and control programming costs;
  increased investment in broadband infrastructure and fibre expansion and upgrades to support Bell Fibe TV and our Internet services;
  Bell Fibe TV service footprint extended to approximately 4.3 million households by the end of 2013; and
  Bell Fibe TV contributing to stronger overall TV subscriber growth, Internet attach rates and triple-play household share.

Financial Assumptions

We have made the following internal financial assumptions with respect to Bell for 2013:

  Bell’s total employee benefit plans cost to be approximately $340 million, based on an estimated accounting discount rate of 4.4% and an expected return on plan assets of 4.4%, comprised of an estimated above EBITDA employee benefit plans service cost of approximately $220 million and an estimated below EBITDA net employee benefit plans financing cost of approximately $120 million;
  total pension plan cash funding of approximately $350 million;
  cash taxes of approximately $300 million; and
  net interest expense and payments of approximately $700 million.

BCE

Financial Assumptions

We have made the following internal financial assumptions with respect to BCE for 2013:

  BCE’s total employee benefit plans cost to be approximately $420 million, including approximately $80 million for Bell Aliant, comprised of an estimated above EBITDA employee benefit plans service cost of approximately $280 million and an estimated below EBITDA net employee benefit plans financing cost of approximately $140 million;
  depreciation and amortization expense approximately $50 million higher compared to 2012;
  net interest expense of approximately $875 million;
  tax adjustments (per share) of approximately $0.07;
  an effective tax rate of approximately 26%;

  non-controlling interest similar to 2012; and
  an annual common share dividend of $2.33 per share.

C. RISKS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD-LOOKING STATEMENTS

This section describes the principal risks that could have a material adverse effect on our financial position, financial performance, cash flows or business. These risks could cause our assumptions and estimates to be inaccurate and cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements, including our financial guidance and business outlook disclosed on February 7, 2013 during Bell’s 2013 Analyst Guidance Session. Since the realization of our forward-looking statements, including our ability to meet our financial guidance, essentially depends on our business performance which, in turn, is subject to many risks including, without limitation, competitive, regulatory, technological, economic, financial and other risks, the reader is cautioned that all risks described in this Safe Harbour Notice could have a material adverse impact on our forward-looking statements.

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows or business. Part of managing our business is to understand what these potential risks could be and to seek to mitigate them where we can.

The actual effect of any event on our financial position, financial performance, cash flows or business could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows or business.

As a result of BCE’s strategy of concentrating on Bell Canada’s businesses, BCE’s financial performance now depends on how well Bell Canada performs financially. Accordingly, the risk factors described below mainly relate to the operations and businesses of Bell Canada and its subsidiaries, joint ventures and associates.

I.	RISKS RELATING TO OUR COMPETITIVE ENVIRONMENT

1.	Introduction

We face intense competition across all business segments and key product lines that could adversely affect our market shares, service volumes and pricing strategies and, consequently, our financial results. The rapid development of new technologies, services and products has altered the traditional lines between telecommunications, Internet and broadcasting services and brought new competitors to our markets. Technology substitution and Voice over Internet Protocol (VoIP), in particular, have reduced barriers to entry in our industry. This has allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, personnel and technological resources than has historically been required. We expect this trend to continue in the future, which could adversely affect our growth and our financial performance.

The nature and degree of competition in all of our markets are constantly evolving with changing market and economic conditions as well as expansion into new business areas such as media which is inherently more volatile. Competition can intensify as markets mature, market structure changes through vertical integration, the state of the economy impacts advertising and new competitors bring aggressive promotional offers and adjusted strategic brand positioning. If we fail to successfully implement a multi-product strategy that leverages our strengths and partner relationships while addressing areas of relative weakness to establish a winning presence and relationship with customers, this could have an adverse effect on our business, market position and financial performance.

Competition affects our pricing strategies and could reduce our revenues and lower our profitability. We are under constant pressure to keep our prices and service offerings competitive. Changes in our pricing strategies that result in price increases for certain services or products, or changes in pricing strategies by our competitors, could affect our ability to gain new customers or retain existing ones. We need to be able to anticipate and respond quickly to the constant changes in our businesses and markets. If we fail to do so, our business and market position could be adversely affected. Industry pricing pressure and customer acquisition efforts have intensified across all business segments and key product lines and we expect this trend to continue in the future.

The Canadian Radio-television and Telecommunications Commission (CRTC) regulates the prices we can charge for basic access services in areas where it determines there is not enough competition to protect the interests of users. The CRTC has determined that competition was sufficient to grant forbearance from price regulation for the vast majority of Bell’s residential and business local telephone service lines in Ontario and Québec.

2.	Wireline

Our main competitors in local and access services include: TELUS Corporation (TELUS), Manitoba Telecom Services Inc. (MTS), Primus Telecommunications Canada Inc. (Primus), Bragg Communications Inc. operating under the EastLink trade name (EastLink), Vonage Canada Corp. (a subsidiary of Vonage Holdings Corp.) (Vonage) and Yak (a division of Yak Communications (Canada) Corp., owned by Globalive Communications Corp.), across Canada; Rogers Communications Inc. (Rogers), in Ontario, New Brunswick and Newfoundland and Labrador; Vidéotron Ltd (Vidéotron), in Québec; Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco Cable), in Ontario and Québec and Shaw Communications Inc. (Shaw), in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

Our major competitors in long distance services are: TELUS, MTS, EastLink, Primus and Vonage, across Canada; dial-around providers, such as Yak and Looney Call (divisions of Yak Communications (Canada) Corp.), Teleshop Communications Inc. and Caztel Communications Inc., across Canada; and prepaid long distance providers, such as Group of Gold Line and Vox Prepaid, across Canada.

We continue to face cross-platform competition as customers substitute traditional services with new and non-traditional technologies, and the rate at which such technology substitution takes place may accelerate. For example, our wireline business competes with VoIP, wireless and Internet services (including chat services, instant messaging and e-mail), resulting, in particular, in an increasing number of households that have ceased to use wireline telephone services. Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new wireless entrants, many of which now provide services, as well as increased competitive activity from incumbent local exchange carriers (ILECs), could cause technology substitution to further accelerate.

We continue to face significant competitive pressure from cable companies. Cable telephony is being driven by its inclusion in discounted bundles and is offered by cable operators in most major and mid-sized communities and in small communities as well. In addition, certain cable companies provide wireless service, allowing them to offer, like Bell, telephone, Internet, wireless and television services and, consequently, enhancing their ability to leverage discounted bundles. There is also a risk that cable companies could respond to competitive pressure with more aggressive pricing or offers on stand-alone products to help them retain market share for such products. Accordingly, we expect competitive pressure from cable companies will continue to intensify, which will increase downward pressure on our market share, in the residential and small business markets, which could have an adverse effect on our business and financial performance.

There is a risk that adverse changes in certain factors, including competitive actions by alternative providers and increased wireless substitution that may result from our wireless competitors offering services at deeply discounted rates or based on flat rate plans, may result in an acceleration of NAS erosion rates or a decrease in our long distance revenues beyond our current assumptions, which could have an adverse effect on our financial performance. Furthermore, additional competitive pressure from the adoption of alternative technologies, products and services is making significant inroads into our legacy services, which typically represent our higher-margin business.

Prices for long distance services have been declining since these services were opened to competition. Our long distance services continue to face intense competitive pressure from the expanded presence of cable telephony and the continuing impact of non-traditional services, including e-mail and text messaging, prepaid cards, dial-around services and VoIP, as well as from traditional competitors such as inter-exchange carriers and resellers. We also experience competition from telecommunications providers such as Skype Technologies that provide certain basic voice and TV services free of charge or at low prices using personal computers and broadband connections.

Competition for contracts to supply communications services to business customers is intense. Customers may choose to switch to competitors that offer lower prices to gain market share. Such competitors may be less concerned about the quality of service or impact on their margins than we are. More business customers are deploying professional procurement capabilities which can adversely impact market dynamics, limit our ability to develop and manage customer relations and place pressure on the structure and pricing of contracts in a manner detrimental to us. The evolution of Information and Communications Technology (ICT) based services strengthens the position of business customers to drive lower pricing through technology substitution and advantageous service terms supported by market benchmarking and complex negotiations.

In business markets, packaging local access, wireless, data and IP services has evolved to include professional and managed services, as well as other information technology (IT) services and support formerly available only from IT firms. Both traditional and non-traditional competitors are now focused on providing a broad range of telecommunications services, particularly in the major urban areas. Non-traditional competitors have entered the telecom market space through new products like unified communications and cloud computing. The bundling of traditional telecom services with IT services means Bell faces a more extensive set of competitors, ranging from small Internet and niche service providers to global IT hardware, software and business consulting companies. We expect to experience continued competitive intensity in all business markets as cable operators continue to transition from the consumer market and other telecom competitors seek to grow their business in these markets. In addition, our ICT services business expects to experience continued competition from other system integrators, outsourcers and professional service firms.

In Bell Aliant’s residential markets, competition is well established. Local telephone service was offered by EastLink in Nova Scotia and Prince Edward Island beginning in 1999 and 2001, respectively. Since then, the competitive local service market has continued to expand with the introduction of local service competition in New Brunswick and Newfoundland and Labrador, as well as in Ontario and Québec. There has been an increase in the number of competitors in these areas. In addition, Bell Aliant’s business markets are increasingly competitive, with competition continuing to come from VoIP providers, cable television operators and system integrators.

The current competitive environment suggests that the number of our legacy wireline customers and the volume of our long distance traffic will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to seek to mitigate these declines through cost reductions and by building the business for new growth products and services. However, the margins on newer services are generally less than the margins on legacy services and we cannot provide any assurance that our efforts will be successful. If legacy services margins decline faster than the rate of growth in margins for our newer growth services, our financial performance could be adversely affected. In addition, if customers who stop using our voice services also cease using our other services, our financial performance could also be adversely affected. Bringing to market new growth products and services is expensive and inherently risky as it requires capital and other investments at a time when the demand for the products or services is uncertain. It may also require us to compete in areas outside our core connectivity business against highly capable competitors. The launch of new products or services could be delayed or cancelled due to reductions in the amount of available capital to be invested. Any such delay or cancellation could have an adverse effect on our business, cash flows and financial performance.

3.	Wireless

The Canadian wireless telecommunications industry is highly competitive. Competition is based on price, selection of devices, scope of services, technical quality, coverage and capacity of the wireless networks, customer service, breadth of distribution, brand and marketing, as well as the number of wireless operators providing service. We compete for wireless subscribers, dealers and retail distribution outlets, content and device access, and personnel directly with the two other large incumbent national wireless operators: Rogers (including its subsidiary Fido Solutions Inc.) and TELUS Mobility (a business unit of TELUS), as well as with four newer wireless entrants that, as described in more detail below, launched wireless service after having acquired spectrum in Industry Canada’s AWS spectrum auction that concluded on July 21, 2008. In addition, there are a number of resellers known as mobile virtual network operators that aggressively market and price their products and services.

Competition is expected to continue to intensify as a result of Industry Canada’s licensing in 2008 of AWS spectrum to ten new facilities-based wireless competitors that each acquired spectrum in separate regions, many of which overlap. Following this acquisition of spectrum, four newer entrants launched wireless service, primarily in major population centres. More specifically, Vidéotron, which launched wireless service on September 9, 2010, provides service in Montréal and other parts of Québec; Globalive Wireless Management Corp. (Globalive) has provided wireless service in Toronto and Calgary since December 2009 and has since expanded to other large cities in Canada, including Vancouver, Edmonton and Ottawa, as well as to several communities in southwestern Ontario; Data & Audio Visual Enterprises Wireless Inc. (DAVE), which launched wireless service in Toronto in May 2010 and also provides wireless service in Ottawa, Vancouver, Calgary and Edmonton; and Public Mobile Inc. (Public Mobile), which has provided wireless service in the Toronto and Montréal areas since May 2010. In addition to Vidéotron, Globalive, DAVE and Public Mobile, spectrum was also awarded to the following entities, or one of their affiliates: Shaw, EastLink, Celluworld Inc., Rich Telecom Corporation, Blue Canada Wireless Inc. and Novus Wireless Inc. We are unaware of declarations of expected launch dates from these entities except for EastLink which announced its intention to launch wireless service in the Maritimes in early 2013, and Shaw, which in September 2011, announced that it was abandoning its plan to use the acquired AWS spectrum to build a conventional wireless network and which, in January 2013, announced its intention to transfer such AWS spectrum to Rogers as part of a broader transaction.

Competition in the Canadian wireless telecommunications industry has significantly intensified, and is expected to continue to intensify, as a result of both incumbents and newer wireless entrants becoming increasingly aggressive in their hardware and service pricing and in their marketing and advertising efforts in an attempt to maintain or gain market share. In particular, in order to gain market share, the newer wireless entrants’ strategies include price discounting relative to our and other incumbents’ pricing, unlimited rate plans, zone-based pricing and increased competition at the distribution level. They are also pursuing new data content and applications. The incumbents’ and newer wireless entrants’ pricing and other strategies could adversely affect our ability to gain new customers and retain existing ones and could require us to adjust our own pricing and other strategies, which in turn could have an adverse effect on our business and financial performance. The incumbents and newer wireless entrants could achieve higher market shares than we currently expect, particularly as a result of their pricing strategies and focused product offerings. The level of competitive intensity will also depend on the speed at which the newer wireless entrants achieve territorial expansion of their wireless service as well as the timing and scope of the launch of wireless service by the remaining potential newer wireless entrants that have not yet launched service.

In addition, some large third-party retailers can also drive lower pricing through aggressive promotional offers secured through negotiations and leverage with incumbents and new entrants.

In a consultation document issued on March 14, 2012, entitled Proposed Revisions to the Frameworks for Mandatory Roaming and Antenna Tower and Site Sharing, Industry Canada proposed a number of significant changes to its existing mandatory roaming and tower sharing conditions of licence that are generally intended to strengthen the existing rules to make it easier for licensed wireless providers to enter into roaming agreements and share each others’ towers and ancillary facilities. In terms of roaming, the most important proposed change is to eliminate the current distinction between in-territory and out-of-territory roaming. Under the 2008 conditions of licence, only new entrants were granted in-territory roaming privileges – but only for 5 years; and out of territory roaming privileges (which applied to both the incumbents and new entrants) were granted for 10 years. In contrast, the 2012 consultation document proposes that all licensees would be obliged to provide mandated roaming to all other licensees indefinitely, whether in-territory or out-of-territory. This change could increase the number of wireless operators seeking mandated roaming on Bell’s wireless network. The change also would provide Bell with increased roaming privileges to competitors’ networks.

In terms of mandatory tower and site sharing, Industry Canada’s proposed changes primarily address reducing the timelines within which information is to be shared between carriers and site sharing agreements must be entered into. The consultation proposes to tighten the timelines within which arbitrations would be completed. All of these changes are intended to facilitate the quicker execution of roaming and tower sharing agreements and /or the resolution of such disputes, to the extent they occur. Industry Canada is expected to finalize the new tower sharing and roaming conditions of licence in advance of the forthcoming 700 megahertz (MHz) spectrum auction, anticipated to be held during the second half of 2013.

Pressure on our ARPU, costs of acquisition and retention, and EBITDA would likely result if competitors increase subsidies for handsets, lower airtime and wireless data prices or offer other incentives to attract new customers. Wireless competition is also expected to continue to intensify due to an increased emphasis on new data plans and multi-product bundles as a result of the ability of certain cable companies to include wireless service in discounted bundles following their acquisition of AWS spectrum and launch of wireless service. This emphasis could also pressure our ARPU and increase churn and costs of acquisition and retention.

We also expect competition to continue to intensify as new technologies, products and services are developed. For example, mobile handsets that bypass wireless service providers’ networks to access the Internet are now available from a number of manufacturers and service providers. If these products significantly penetrate the marketplace, usage of our wireless networks may decline, which could adversely affect our wireless revenues.

Penetration of the Canadian wireless market stood at 78% as at September 30, 2012. As penetration of the Canadian wireless market reaches higher levels, acquiring new customers will become more difficult and will increasingly depend on our ability to win customers away from our competitors. However, as customers increasingly choose to bundle services, our ability to acquire customers from our competitors will be adversely affected. Accordingly, high levels of penetration in the Canadian wireless market could challenge our expected future wireless revenue and EBITDA growth, and pressure us to find alternative sources of revenue and EBITDA.

The wireless telecommunications industry commits significant resources to research and development. A majority of this work is expended in the refinement of mainstream wireless standardization activities that result in highly successful technology such as HSPA+ and LTE. Some of this technology is transferable into competing or complementary technology tracks that can be standards-based, such as in the case of wireless fidelity (Wi-Fi) and worldwide interoperability for microwave access (WiMAX), or provide proprietary vendor-specific solutions. Although these technology tracks have not gained significant revenue market share in Canada, we expect that continued development and refinement of the business model will increase competition.

Finally, if we fail to acquire sufficient spectrum in the upcoming auction of spectrum in the 700 MHz band for mobile and fixed wireless service, this could also adversely affect our competitive position. For more details on this auction and its potential effects, please refer to Section C.II. entitled Risks Relating to Our Regulatory Environment – Radiocommunication Act – 700 MHz Spectrum Auction.

4.	Internet

We compete with cable companies and Internet service providers to provide high-speed and dial-up Internet access and related services over different networks, with different strengths and technical capabilities, which could influence market dynamics. In particular, cable companies have focused on increased bandwidth and discounted bundle pricing to compete against us, which could adversely affect our ability to maintain ARPU performance and, consequently, our financial performance. This focus could shift in the future based on market and technical realities and our flexibility to follow may be limited. As previously indicated, certain cable companies provide wireless service enhancing their ability to leverage discounted bundles to retain existing customers and acquire new ones.

We have incurred significant capital expenditures in order to deploy next-generation fibre networks and offer higher Internet speeds. If we fail to make continued investments in our Internet networks that enable us to offer Internet services at higher speeds, as well as to offer a different range of products and services than our competitors, this would adversely affect our ability to compete, the pricing of our products and services, and our financial performance. Furthermore, as penetration of the Canadian broadband Internet market reaches higher levels, acquiring new customers increasingly depends on our ability to win customers away from our competitors. However, as customers increasingly choose to bundle services, our ability to acquire customers from our competitors will be adversely affected.

Developments in wireless broadband services, such as the ability of LTE-based systems to deliver speeds of up to 75 megabits per second and the intention of Industry Canada to auction additional spectrum that is capable of carrying LTE technology, may lead to increased wireless broadband substitution and, consequently, increased competition. This could have an adverse effect on the ability of our Internet access services business to acquire or retain subscribers and on its financial performance.

In the high-speed Internet access services market, we compete with large cable companies such as Rogers, in Ontario, New Brunswick and Newfoundland and Labrador; Vidéotron, in Québec; Cogeco Cable, in Ontario and Québec; Shaw, in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario; and EastLink, nationally.

5.	Television

Competition for subscribers is based on the number and kinds of channels offered, the quality of the signal, set-top box features, availability of service in the region, price and customer service. Our TV services are fully digital and are offered both as an IP-based service (Bell Fibe TV) and as a direct-to-home (DTH) satellite based service. These services provide unique competitive advantages relative to analog cable TV, such as time-shifted programming flexibility, on-screen caller ID and an all-digital broad selection of channels. Bell’s DTH satellite based service is offered throughout Canada and Bell Fibe TV is offered in most Toronto, Montréal, Ottawa and Québec City neighbourhoods, as well as in various other cities in the provinces of Ontario and Québec. The launch of our Bell Fibe TV service provides us with the opportunity to gain market share and enhance our competitive position in core urban markets.

Our competitors include large cable companies such as Rogers, in Ontario, New Brunswick and Newfoundland and Labrador; Vidéotron, in Québec; Cogeco Cable, in Ontario and Québec; Shaw, with its cable TV service, in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and Shaw with its Shaw Direct DTH satellite service, nationally; EastLink, across Canada; and traditional telephone companies such as TELUS, in Québec, British Columbia and Alberta; and MTS, in Manitoba. Most of the cable companies continue to upgrade their networks, operational systems and services, which improves their competitiveness. This could negatively affect our business and financial performance.

In addition to the licensed broadcast distribution undertakings noted above, new unregulated TV services including over-the-top (OTT) content offerings, such as Netflix Inc. (Netflix), as well as online channels offered by television networks such as CBC.ca, available over high-speed Internet connections, are competing with traditional television services and changing our traditional business models. The increased adoption of these alternative TV or OTT TV services by customers is driven in part by evolving technology, changing demographics and viewing preferences. Strategies adopted by newer wireless entrants could also accelerate adoption of alternative TV services and increase customer losses. In addition, the increased speed and bandwidth of networks create platforms for new competition and product substitution. There can be no certainty that we will be able to recover investments made to upgrade networks in light of new competition and product substitution. The continued growth and adoption by customers of these alternative TV services through the adoption of mobile television and OTT TV services could negatively affect our business and financial performance.

We continue to face competition from unregulated U.S. DTH satellite television services that are sold illegally in Canada. In response, we are participating in several legal actions against those who are selling U.S. DTH satellite television equipment in Canada. This illegal competition could have an adverse effect on our business and financial performance.

6.	Wholesale

The main competitors in our wholesale business include both traditional and emerging carriers. Traditional competitors include MTS and TELUS across Canada, both of which may wholesale some or all of the same products and services as Bell. Non-traditional competitors include electrical utility-based telecommunications providers, cable operators, domestic competitive local exchange carriers and U.S. or other international carriers for certain services. Despite intense competitive pressure, our new products and unregulated services markets continue to grow. However, growth of end-user technologies such as VoIP and Ethernet/IP is continuing to increase pressure on some legacy product lines.

7.	Media

Bell Media’s television and radio broadcasting businesses and the advertising markets in which they operate are highly competitive. Bell Media’s ability to compete successfully depends on a number of factors, including its ability to secure popular television programs at cost-effective prices and to achieve high distribution levels. The financial success of Bell Media’s conventional television and radio broadcasting operations depends on obtaining revenues from advertising. In the case of Bell Media’s specialty television business, a substantial portion of its revenues comes from subscription fees derived from contractual arrangements with distributors.

Bell Media’s conventional and specialty television services compete principally for viewers and advertisers with other conventional Canadian television stations (local and distant signals), specialty channels and U.S. border stations. The CRTC has substantially increased the number of specialty television licences, which has further increased competitive activity. New unregulated television services including OTT content offerings, such as Netflix, as well as online channels available over high-speed Internet connections, such as CBC.ca and TV downloading, also represent competition for share of viewership.

Bell Media’s radio stations compete with other radio stations in their respective markets as well as with other media, such as newspapers, magazines, television, outdoor advertising and the Internet. Competition within the radio broadcasting industry occurs primarily in discrete market areas among individual stations. On a national level, Bell Media competes generally with other large radio operators that also own and operate radio station clusters in various markets across Canada. New technologies, such as on-line music information services, music downloading, portable devices that store and play digital music and on-line music streaming services, provide competition for Bell Media radio stations’ audience share.

The level of competitive activity in the television and radio broadcasting industries could have an adverse impact on the level of audience acceptance for Bell Media’s television programs, specialty television channels and radio stations, which in turn could have an adverse impact on revenues generated from advertising and subscription fees. Furthermore, the increasingly competitive media environment has resulted in content being made available through various platforms, such as OTT content offerings, in addition to television broadcasting. This may result in an increase in Bell Media’s operating costs as it seeks to respond to such competitive intensity by acquiring the rights to exhibit its content on multiple platforms.

II.	RISKS RELATING TO OUR REGULATORY ENVIRONMENT

This section describes certain legislation that governs our businesses and provides highlights of recent regulatory initiatives and proceedings and government consultations that affect us. Bell Canada and Bell Aliant Regional Communications Inc. (Bell Aliant Regional) and several of their direct and indirect subsidiaries, including Bell Mobility, Bell ExpressVu, Limited Partnership, Bell Aliant LP, NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec) and Northwestel Inc. (Northwestel), are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. They are also subject to the Competition Act. Our business is affected by decisions made by various regulatory agencies, including the CRTC. The CRTC, an independent agency of the Government of Canada, is responsible for regulating Canada’s telecommunications and broadcasting industries. Other aspects of the businesses of these companies are regulated in various ways by federal government departments, in particular Industry Canada which also includes the Competition Bureau.

Most of the BCE group companies’ telephony-based services are forborne but the CRTC and Federal government continue to play a significant role in regulatory matters such as broadcasting, approval of acquisitions, spectrum auctions and foreign ownership. Additionally, the CRTC is expected to increase its focus on consumers and Canadian content creators which could lead to more stringent regulations and/or CRTC oversight limiting Bell’s flexibility in the marketplace. Failure to positively influence changes in any of these areas or to meet the required regulatory standards, adverse decisions by regulatory agencies and increasing regulation could have material negative financial, operational and competitive consequences on our business.

Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of these objectives. It applies to several of the BCE group companies and partnerships, including Bell Canada, Bell Mobility, Bell Aliant LP, NorthernTel, Télébec and Northwestel.

Under the Telecommunications Act, all facilities-based telecommunications service providers providing telecommunications services in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all proposed tariffs for telecommunications services, unless the services are exempt from regulation or forbone from regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. A few large TCCs, including the BCE group TCCs, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

Key Telecommunications Issues

This section describes key regulatory issues which are being, or have been, addressed and that influence or have influenced our business and may continue to affect our flexibility to compete in the marketplace.

CHANGES TO CANADA’S TELECOMMUNICATIONS FOREIGN OWNERSHIP RULES

On June 29, 2012, amendments to the Telecommunications Act came into force. These amendments introduce changes to the foreign investment and control restrictions of the Telecommunications Act that were included in Bill C-38 (the Jobs, Growth and Long-term Prosperity Act). These amendments received royal assent and came into effect that same day. The amendments remove the existing foreign investment restrictions applicable to TCCs that have less than a 10 percent share of the total Canadian telecommunications market measured by annual revenue. There are no changes to the foreign ownership restrictions applicable to broadcasters, such as licensed cable and satellite television service providers, or programming licensees, such as Bell Media. These changes to the foreign ownership restrictions for TCCs could result in more foreign companies entering the Canadian market, including by way of the auction for 700 MHz spectrum scheduled for 2013, since they would permit foreign-controlled entities to participate in the auction and could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure.

CRTC PROCEEDING TO CONSIDER THE ADOPTION OF A NATIONAL WIRELESS SERVICES CONSUMER CODE

On October 11, 2012, at the request of the Public Interest Advocacy Centre, Bell Canada, TELUS Communications Company, Rogers and the Canadian Wireless Telecommunications Association, the CRTC issued Telecom Decision CRTC 2012-556 and Telecom Notice of Consultation CRTC 2012-557 (TNC 2012-557), in which it determined it is necessary to establish a mandatory code for wireless service providers addressing issues related to the clarity and content of mobile wireless contracts. The adoption of a single, national wireless code by the CRTC could have the benefit of streamlining compliance and operational costs across Canada. Wireless carriers, including Bell Mobility, have expressed concerns that the proliferation of at-times inconsistent provincial regulatory rules has led to a patchwork of different rules that creates confusion for consumers and increases compliance costs for national wireless service providers, which costs are ultimately passed onto consumers. Depending on the scope and contents of the code, there is a risk that the CRTC may impose more stringent regulation than exists today. The CRTC proceeding includes a public consultation that is scheduled to begin on February 11, 2013, with a decision expected before July 1, 2013.

One of the points in issue in TNC 2012-557 is whether the new code should supersede provincial wireless consumer protection laws, operate together with provincial laws, or if the CRTC should exempt its code from operation in provinces deemed to have consumer protection laws found to be “substantially similar” to the CRTC’s code. Depending on the contents of the new code and how the CRTC addresses this issue of overlapping provincial consumer protection legislation, the new code could result in additional or fewer compliance costs.

Broadcasting Act

The Broadcasting Act defines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a broadcasting licence or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if the CRTC is satisfied that complying with those requirements will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership requirements to obtain a broadcasting or a broadcasting distribution licence and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee. The CRTC may impose requirements, including the payment of certain benefits to the broadcasting system, as a condition of the transfer.

Bell TV’s television distribution business and Bell Media’s television and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences could negatively affect Bell TV and/or Bell Media’s competitive positions or the cost of providing services.

Value For Signal (VFS) Fee

In Broadcasting Regulatory Policy CRTC 2010-167, the CRTC announced its intention to implement a regime under which conventional television broadcasters can choose to either retain their existing regulatory protections or negotiate a VFS fee with distributors. Under the proposed regime, if broadcasters chose to negotiate a VFS fee, and negotiations failed, they would have had the right to require the distributor to delete any conventional signals the broadcasters own and for which they have the exhibition rights. The CRTC also concluded that there was a legal uncertainty as to whether it had the jurisdiction to impose a VFS regime and referred the question of its jurisdiction in this area to the Federal Court of Appeal which ruled that the CRTC does have jurisdiction. On December 13, 2012, the Supreme Court of Canada ruled that the CRTC does not have the jurisdiction under the Broadcasting Act to implement the proposed VFS regime. The Supreme Court also ruled that the proposed VFS regime is invalid because it conflicts with provisions of the Copyright Act. It is not possible to assess the net effect of the Supreme Court’s decision on BCE. This is due in part to the fact that, even if the Supreme Court had ruled the CRTC has the jurisdiction to adopt a VFS regime, the CRTC would have required a further proceeding to flesh out its details. In the wake of the Supreme Court’s ruling, this will no longer be necessary.

Radiocommunication Act

Industry Canada regulates the use of radio spectrum by Bell Canada, Bell Mobility and other wireless service providers under the Radiocommunication Act. Under the Radiocommunication Act, Industry Canada ensures that radio communication in Canada is developed and operated efficiently. Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to companies under the Telecommunications Act.

Companies must have a spectrum licence to operate a wireless system in Canada. While we anticipate that the licences under which we provide wireless services will be renewed at term, there is no assurance that this will happen, or of the terms under which renewal will be granted. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a negative effect on our business and financial performance.

Decisions and Consultation on Transition to Broadband Radio Service in the 2500-2690 MHz Band

In March 2012, Industry Canada released its decisions on a policy and technical framework to further license spectrum in the 2500 MHz spectrum band. Specifically, the decisions address spectrum caps, spectrum packaging, block and tier sizes as well as deployment requirements. Industry Canada anticipates that the auction for the 2500 MHz spectrum will be conducted in early 2014. Industry Canada chose to implement a 40 MHz spectrum cap that includes both paired and unpaired spectrum. Existing spectrum licensees in the 2500 MHz spectrum band will not be required to return spectrum if they are above the 40 MHz spectrum cap in a licensed area, and they will also be allowed to acquire additional spectrum, up to that cap, in licensed areas where they are currently below the cap.

This will give Bell the flexibility to bid for additional spectrum in areas where we are below the cap. Industry Canada will license spectrum on a 10 + 10 MHz block basis and unpaired spectrum will be licensed in blocks of 25 MHz in all areas. Licences will be granted on the basis of Tier 3 service areas with the exception of the Yukon, Northwest Territories and Nunavut, which will be licensed on the basis of Tier 4 service areas. Industry Canada also announced that rollout obligations will apply to licensees, with the details to be determined following a further consultation.

On October 9, 2012, Industry Canada initiated a further consultation seeking comments on licensing considerations related to auction format, rules and processes, as well as on conditions of licence. The ability of Bell to acquire its preferred spectrum blocks in an auction may be affected depending on the auction strategies of other participants and the extent of entry of foreign entities in the auction process.

700 MHz Spectrum Auction

In March 2012, Industry Canada released its decision on a policy and technical framework for licensing 700 MHz spectrum. Rather than a spectrum set-aside, as it employed in the 2008 AWS auction, Industry Canada will implement spectrum caps in the 700 MHz spectrum auction. The spectrum cap will limit Bell, and other larger licensees, to obtaining only one of the four paired spectrum blocks that line up with the 700 MHz spectrum holdings of the two largest wireless service providers in the U.S. Additional rural deployment requirements will apply, whereby a carrier will be required to provide service using 700MHz spectrum to 90% of the population of its HSPA network footprint as of March 2012 within 5 years of licensing and to 97% of the population of its HSPA network footprint as of March 2012 within 7 years, in any area where a carrier has access to two or more paired blocks of spectrum. The ability of Bell to acquire its preferred spectrum blocks in the auction may be affected by the auction strategies of other participants and the extent of potential entry of foreign entities in the auction process. On April 25, 2012, Industry Canada initiated a further consultation seeking comments on licensing considerations related to auction format, rules and processes, as well as on conditions of licence for spectrum in the 700 MHz band. Bell submitted comments and reply comments on October 24, 2012 and November 26, 2012, respectively, in response to the consultation and a decision from Industry Canada is pending.

Bell Canada Act

Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

III.	RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

This section describes the principal risks that could have a material adverse effect on our business, financial position or results of operations, and cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements, in addition to the risks previously described under Section C.I. entitled Risks Relating to Our Competitive Environment and Section C.II. entitled Risks Relating to Our Regulatory Environment. A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial position or results of operations. The actual effect of any event could be materially different from what we currently anticipate. The risks described below are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial position or results of operations.

1.

Regulatory initiatives or proceedings, pending or future litigation, changes in laws or regulations, government tax audits and other tax matters could have an adverse effect on our business and financial performance.

Our business is affected by decisions made by various regulatory agencies and government departments, including the CRTC, Industry Canada and the Competition Bureau. Refer to Section C.II. entitled Risks Relating to Our Regulatory Environment for more details concerning the potential adverse effect on our business and financial performance of regulatory initiatives and proceedings. In addition, we become involved in various legal proceedings as a part of our business. We have observed an increased willingness on the part of claimants to launch class actions whereby a representative plaintiff seeks to pursue a legal claim on behalf of a large group of persons, and the number of class actions filed against us has continued to increase in recent years. Pending or future litigation, including an increase in class action claims which, by their nature, could result in sizeable damage awards and costs relating to litigation, could have an adverse effect on our business and financial performance. For a description of the principal regulatory initiatives and proceedings affecting us and the regulatory environment in which we operate, see Section C.II. entitled Risks Relating to Our Regulatory Environment. For a description of the principal legal proceedings involving us, please see the section Legal Proceedings contained in BCE Inc.’s Annual Information Form for the year ended December 31, 2011 dated March 8, 2012, as subsequently updated in BCE Inc.’s first, second and third quarter 2012 MD&As dated May 2, 2012, August 7, 2012 and October 31, 2012, respectively.

Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect us. These include changes in tax laws or the adoption of new tax laws that result in higher tax rates or new taxes. They also include amendments to Canadian securities laws that introduced statutory civil liability for misrepresentations in continuous disclosure. These amendments have facilitated the introduction in Canada of class action lawsuits by secondary market investors against public companies for alleged misrepresentations in public disclosure documents and oral statements. Significant damages could be awarded by courts in these types of actions should they be successful. Such awards of damages and costs relating to litigation could adversely affect our financial performance.

We believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available. The calculation of income taxes and the applicability of commodity taxes in many cases, however, require significant judgement in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and future income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

Since 2010, consumer protection legislation has been amended in the provinces of Québec, Manitoba, Newfoundland and Labrador, and Nova Scotia. These amendments introduce new requirements for wireless service contracts only in Manitoba and Nova Scotia while in Québec and Newfoundland and Labrador, those new requirements apply to wireless as well as wireline, Internet and digital television service contracts. All those amendments relate to the form of the contract and how it may be amended, renewed, or terminated, including the calculation of early termination fees, amongst other things. The adoption by provincial governments of increasingly stringent consumer protection laws could have an adverse effect on our business and financial results, including as a result of an increase in the number of class actions against us.

An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (commonly known as the Canada Anti-Spam Legislation or CASL) (CASL) received royal assent on December 15, 2010 but will not be in force until the related regulations are finalized, including the coming into force date. The CASL requires that commercial electronic messages can only be sent if the recipient has provided prior consent and the message complies with certain formalities, including the ability to unsubscribe easily from subsequent messages. The CASL also requires that an organization have prior informed consent before downloading software to an end user’s computer. Industry Canada published draft CASL Regulations on

January 5, 2013, and comments were due by February 4, 2013. Penalties for non-compliance are considerable, including administrative monetary penalties of up to $10 million and a private right of action. The CRTC, which is responsible for the interpretation and enforcement of much of the CASL, has published interpretation bulletins and will be publishing further bulletins. Because the CASL creates deemed consent for commercial electronic messages where there is an existing business relationship, the effect of the CASL on the ability of the various BCE group companies to send messages to their existing customers is limited. However, the law in its current form may impose additional costs and processes with respect to communicating with existing customers and may also impair the companies’ ability to communicate bundled offers where the recipient takes services from only some of the BCE group companies. The CASL may also impose restrictions on marketing activities involving third-parties and on approaching prospective new customers. Bell continues to work together with other interested stakeholders, Industry Canada and the CRTC in order to seek to ensure that the CASL is implemented in an effective manner while limiting the burden imposed on legitimate Canadian businesses. However, there can be no assurance that such objectives will be achieved. It is anticipated that the CASL will come into force in late 2013 or early 2014 and will include a transition period.

2.	If we fail to maintain network operating performance, this could have an adverse effect on our reputation, business and financial performance.

Our residential and business customers require reliable speed, very high availability and dependable performance from our wireline, wireless and satellite networks. If we fail to provide reliable functional services, including as a result of a core network outage affecting a large number of customers, or to design processes and redundancies that ensure the highest standards of performance associated with our brand in the context of increasing customer demand, or to test, implement and monitor appropriate response strategies and protocols to maintain service availability and consistency in the event of disastrous events, this could have an adverse effect on our reputation, ability to retain existing and attract new customers and financial performance.

The demand for TV and other bandwidth-intensive applications on the Internet as well as the volume of wireless data-driven traffic have been growing at unprecedented rates. It is expected that growth in such demand and traffic will further accelerate especially due, in the case of wireless data-driven traffic, to the increasing adoption of smartphones and other mobile devices such as tablets. Such rapid growth could drive capacity pressures on our Internet and wireless networks and result in network performance issues. Consequently, we may need to incur significant capital expenditures beyond those expenditures already anticipated by our subscriber and traffic planning forecasts to provide additional capacity and reduce network congestion on our Internet and wireless networks. We may not be able to recover these costs from customers due to competitors’ short-term pricing of comparable services. There is also a risk that our efforts to optimize network performance, in the face of increasing demand, through paced fibre and equipment deployment, traffic management and rate plan changes could be unsuccessful and/or generate adverse publicity, potentially resulting in an increase in our subscriber churn rate beyond our current expectations, and thereby compromising our efforts to attract new customers. This could have an adverse effect on our business and financial performance.

3.	Our operations depend on how well we protect, maintain and replace our networks, equipment, facilities and other assets.

Our operations depend on how well we protect our wireline, wireless and satellite networks (including transport facilities, communications switches, routers, microwave links, cell sites and other equipment), facilities, electronic and physical records of business and other assets, as well as the information stored in our data centres against damage from fire, natural disaster (including seismic and severe weather-related events such as ice, snow and wind storms, flooding, hurricanes, tornadoes and tsunamis), power loss, building cooling loss, unauthorized access or entry, cyber attacks (including hacking, computer viruses or other breaches of networks or IT security), disabling devices, acts of war or terrorism, sabotage, vandalism and other events. The risk associated with protection of assets and service is increased in the case of certain important points of service provision where complete redundancy is not possible or has not yet been fully implemented. Global climate change could exacerbate certain of those threats, including the frequency and severity of weather-related events. Our operations also depend on the timely replacement, maintenance and upgrade of our networks, equipment, facilities and other assets. Any of the above-mentioned events, as well as the failure to complete the planned replacement, maintenance or upgrade due to factors beyond our control, could disrupt our operations (including through disruptions such as network failures, billing errors or delays in customer service), require significant resources, result in significant remediation costs, the theft, leakage or loss of sensitive competitive information, difficulty in accessing materials to defend legal cases or a loss of subscribers or impair our ability to attract new subscribers, which in turn would have an adverse effect on our business and financial performance. Our operations also depend on our ability to protect the privacy of customer and employee confidential information stored in our data centres against theft. The theft of such information could adversely affect our reputation and customer relationships and expose us to claims of damages by customers and employees.

4.

We need to anticipate technological change and invest in or develop new technologies, products and services that will gain market acceptance. Failure to understand evolving technologies and optimize network deployment timelines considering customer demand and competitor activities could have an adverse effect on our business and financial performance.

We operate in markets that are affected by constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services and short product life cycles. Rapidly evolving technology brings new service opportunities through transformational change or redeployment of existing infrastructure to new applications on an almost continuous basis. We must constantly secure and protect the relevance of our services and products and their position in the value chain as market expectations evolve. We are challenged to generate more revenue from our media and telecom network assets by constant market and technological changes such as the proliferation of cheaper IP-based communication, OTT delivery mechanisms, the influence of global brands such as Apple, Google, Netflix, YouTube and Facebook, the introduction of cloud services and new technologies such as IP-based personal video recorder (PVRs) technologies. Investment in our networks and in new technologies, products and services and the ability to launch, on a timely basis, such technologies, products and services that will gain market acceptance are critical to increasing the number of our subscribers and achieving our financial performance objectives.

On-going technology advancement, in conjunction with changing market demand and competition, continues to put significant pressure on our networks to deliver more bandwidth and higher speeds to our customers. Network build-outs require strategic capital investment within Bell’s capital intensity target based on an understanding of market demographics, technology evolution and, in the case of wireless networks, spectrum needs and availability coupled with strong relationships with suppliers, municipalities and landlords for equipment deployments and network expansions. Failure to understand evolving technologies and to evolve in the appropriate direction in an environment of constantly changing business models or failure to optimize network deployment timelines considering customer demand and competitive activities could have an adverse impact on our business and financial results.

We may face additional risks as we develop new products, services and technologies, and update our networks to stay competitive. New technologies, for example, may quickly become obsolete or may need more capital than initially expected. Development could be delayed for reasons beyond our control, and substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a risk that current regulations could be expanded to apply to new technologies, which could delay our launch of new services.

There is no assurance that we will be successful in developing, implementing or marketing new technologies, products, services or enhancements in a reasonable time, or that they will gain market acceptance. New products or services that use new or evolving technologies could reduce demand for our existing offerings or cause prices for those services to decline and could result in shorter estimated useful lives for existing technologies, which could increase depreciation and amortization expense.

Our business plan and subscriber acquisition targets assume that we will upgrade and deploy networks within pre-determined schedules and within Bell’s capital intensity target. There can be no assurance that we will meet our schedules or Bell’s capital intensity target. In particular, the construction and deployment of networks require the issuance of municipal consents for the installation of network equipment on municipal property. There is no assurance that such municipal consents will be issued or that they will be issued in time to meet our expected deployment schedules.

If we fail to upgrade and deploy our networks within our pre-determined schedules and capital intensity target and to successfully develop, implement and market within a reasonable time new technologies, products, services or enhancements that gain market acceptance, this could have an adverse effect on our business and financial performance.

5.	Our failure to implement, on a timely basis, or maintain effective IT systems and the complexity and costs of our IT environment could have an adverse effect on our business and financial performance.

We currently use a very large number of highly complex interconnected operational and business support systems that are relevant to most aspects of our operations, including provisioning, networking, distribution, show production, billing and accounting. We also have various IT system and process change initiatives that are in progress or are proposed to be implemented. This is typical of incumbent telecommunications service providers that support a wide variety of legacy and emerging telephony, mobility, data and TV services. The development and launch of a new service typically requires significant systems development and integration. The associated developmental and ongoing operational costs are a significant factor in maintaining a competitive position and profit margins. As next-generation services are introduced, they should be designed to work with both legacy and next-generation support systems, which introduces uncertainty with respect to the costs and effectiveness of the solutions and the evolution of systems.

There can be no assurance that any of our proposed IT systems or process change initiatives will be successfully implemented or implemented in accordance with anticipated timelines or that sufficiently skilled personnel will be available to complete such initiatives. If we fail to implement, on a timely basis, and maintain effective IT systems, or to create and maintain an effective governance and operating framework to support the management of a largely outsourced staff, or to understand and streamline our significant number of legacy systems and proactively meet constantly evolving business requirements, this could have an adverse impact on our business and financial performance.

In addition, any of the events referred to above under Section C. III. entitled Risks That Could Affect Our Business and Results – 3. Our operations depend on how well we protect, maintain and replace our networks, equipment, facilities and other assets, including, in particular, cyber attacks, sabotage, unauthorized access, fire and natural disasters, could cause damage to our IT systems and have an adverse effect on our business and financial performance.

6.

Adverse economic conditions, adverse conditions in the financial markets and the level of retail and commercial activity could have a negative impact on demand for our products and services, potentially reducing revenues and profitability and threatening the ability of our customers to pay their expenses.

Our business is affected by general economic and financial conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. Adverse economic conditions, such as economic downturns or recessions, adverse conditions in the financial markets, and the level of retail and commercial activity could have a negative impact on the demand for our products and services. During these periods, customers may delay buying our products and services, reduce purchases or discontinue using them. Weak economic and financial conditions could lower our revenues and profitability and reduce cash flows from operations. Such conditions could also negatively affect the financial position and creditworthiness of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses, which could adversely affect our financial performance.

A large part of Bell Media’s revenue from its television and radio broadcasting businesses is derived from the sale of advertising, the demand for which is affected by prevailing economic conditions as well as cyclical and seasonal variations. An economic downturn tends to make it more difficult for Bell Media to maintain or increase advertising revenues. Certain advertisers have historically been sensitive to general economic cycles and, as a result, Bell Media’s business and financial performance could be negatively affected by a downturn in the economy or a recession.

Our operational and financial objectives for 2013 may not be achieved should economic growth be slower than currently anticipated.

7.	If we fail to achieve our strategic imperatives, this could have an adverse impact on our business, financial performance and growth prospects.

Strategic development is critical to the long term success of any organization. Consequently, we continue to pursue our goal to be recognized by customers as Canada’s leading communications company through focused execution of our six strategic imperatives: (i) invest in broadband networks and services; (ii) accelerate wireless; (iii) leverage wireline momentum; (iv) expand media leadership; (v) achieve a competitive cost structure; and (vi) improve customer service. Should our strategic imperatives not be well understood within our organization, fail to balance short term and long term vision and/or be improperly managed across our business units, this could have an adverse effect on our future growth, business and financial results.

Executing on these imperatives requires shifts in employee skills, capital investments to implement our strategies and operating priorities, and targeted cost reductions. If our management, processes or employees are not able to adapt to these changes or if required capital is not available on favourable terms, we may fail to achieve our strategic imperatives, which could have an adverse effect on our business, financial performance and growth prospects.

Our strategies require us to continue to transform our cost structure. Accordingly, we are continuing to implement several initiatives to reduce costs. Our objectives for targeted cost reductions continue to be aggressive but there is no assurance that we will be successful in reducing costs, especially since incremental cost savings are more difficult to achieve on an ongoing basis. Our cost reduction objectives require aggressive negotiations with our key suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues. Our inability to continue to reduce costs could particularly have an adverse effect on our wireline segment’s profitability.

Improved customer service and an enhanced perception of Bell’s service offerings by existing and potential customers are critical to increasing customer retention and ARPU and attracting new customers. There is a risk that we will not be able to retain existing or acquire new customers if our products, services and service experience do not meet customer expectations. There is also a risk that the increasing complexity of our networks could hinder the effective management of our services and networks, which could adversely affect service levels. In particular, our new Bell Fibe TV service delivery platform is built upon a large number of complex sub systems working together. The increased complexity combined with the continuing growth of our Bell Fibe TV business could hinder our ability to efficiently manage and deliver the service to our customers and thus increase our costs of providing the service. Furthermore, the increasing number of smartphone users and our growing Bell Fibe TV client base could require more support from our customer contact centres than currently anticipated, which could have an adverse effect on the quality of customer service and on our costs of providing such service.

Delays in the planned implementation of improvements within our customer contact centres could also adversely affect customer service and delay the achievement of cost reductions. There is a risk that customer service improvements will not be achieved or that, even if achieved, they will not necessarily translate into an enhanced public perception of Bell’s service offerings, the achievement of customer retention objectives or increased revenues. There is also a risk that customer service improvements will be more costly to implement than currently anticipated, which could adversely affect our financial performance. Finally, there is a risk that customer operations initiatives that we may implement will fail to reduce call volumes, which could lead to increased costs or reduced service levels resulting in lower customer satisfaction.

If we are unable to achieve any or all of our strategic imperatives, our business and financial performance could be adversely affected.

8.	We may be required to increase contributions to our employee benefit plans in the future.

The funding requirements of our employee benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on pension plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Changes in these factors could cause actual future contributions to significantly differ from our current estimates and could require us to increase contributions to our employee benefit plans in the future and, therefore, could have a negative effect on our liquidity and financial performance.

There is no assurance that our pension plans will earn their assumed rate of return. A substantial portion of our pension plans’ assets is invested in both public equity and debt securities. As a result, the ability of our pension plans to earn the rate of return that we have assumed significantly depends on the performance of capital markets. Market conditions also impact the discount rate used to calculate our solvency obligations and, therefore, could also significantly affect our cash funding requirements.

Our expected funding for 2013 is in accordance with the latest pension valuations as of December 31, 2011 filed in June 2012, adjusted to reflect 2012 returns and market conditions at the end of 2012, and takes into account voluntary contributions of $500 million in 2009 and $750 million in each of 2010, 2011 and 2012. December 31, 2012 valuation results, to be filed with pension authorities by June 30, 2013, may impact actual funding for 2013.

9.	Ineffective change management could adversely affect our business and our ability to achieve our strategic imperatives.

Corporate restructurings, system replacements and upgrades, process redesigns and the integration of business units and new business acquisitions must be carefully managed to ensure that we capture the intended benefits of such changes. Ineffective change management may adversely affect our business and negatively impact the achievement of our strategic imperatives. There can be no assurance that planned efficiency initiatives will be completed or that such initiatives, once implemented, will provide the expected benefits or will not have a negative impact on our operations, financial performance, employee engagement or customer service.

10.	The complexity of our product offerings and pricing plans could have an adverse effect on our business and financial performance.

Our product offerings and related pricing plans are vast and may be too complex for customers to fully assimilate and for Bell to effectively implement and manage. We rely on multiple billing systems, marketing databases and a myriad of rate plans, promotions and product offerings which create complexity in our operations and may lead to billing errors, adversely affect client satisfaction and retention and limit our ability to initiate and/or respond quickly to market place changes and achieve targeted cost reductions.

11.	Renegotiating collective bargaining agreements with employees could result in higher labour costs and work disruptions.

Approximately 46% of our employees are represented by unions and are covered by collective bargaining agreements. Renegotiating collective bargaining agreements could result in higher labour costs, project delays, and work disruptions, including work stoppages or work slowdowns. There can be no assurance that should a strike or work disruption occur, it would not adversely affect service to our customers and, in turn, our customer relationships and financial performance. In addition, work disruptions experienced by our third-party suppliers and other telecommunications carriers to whose networks ours are connected, including work slowdowns and work stoppages due to strikes, could harm our business, including our customer relationships and financial performance.

The following collective agreements covering 100 or more employees will expire in 2013:

  the collective agreement between the Confédération des Syndicats Nationaux (CSN) and RDS covering approximately 155 employees will expire on April 30, 2013;
  the collective agreement between the Communications, Energy and Paperworkers’ Union of Canada (CEP) and Bell Canada covering approximately 5,700 clerical employees will expire on May 31, 2013;
  the collective agreement between the Teamsters and Bell Aliant Regional covering approximately 160 craft employees will expire on July 22, 2013;
  the collective agreement between the CEP and CTV Two London/Wingham/Windsor covering approximately 105 employees will expire on August 31, 2013;
  the collective agreement between the CEP and Bell Canada covering approximately 100 operators will expire on November 24, 2013;
  the collective agreement between the CEP and CTV Montréal (CFCF TV) covering approximately 115 employees will expire on December 31, 2013;

  the collective agreement between the CEP and Bell Canada covering approximately 835 sales employees will expire on December 31, 2013; and
  the collective agreement between the International Brotherhood of Electrical Workers (I. B. E. W.) and Northwestel covering approximately 386 clerical and craft employees will expire on December 31, 2013.

In addition, the following describes the status of collective agreements covering 100 or more employees that have already expired and with respect to which a new collective agreement has not yet been ratified:

  the collective agreement between CEP and Télébec covering approximately 145 clerical employees expired on May 31, 2012. Bargaining started on October 23, 2012 and the parties have agreed to meet in a Federal Mediation and Conciliation Services led conciliation process beginning on February 12, 2013.
12.	Our business depends on the performance of, and our ability to retain, our employees.

Our business depends on the efforts, abilities, engagement and expertise of our employees and, more specifically, of our senior executives and other key employees. Competition for highly skilled management and customer service employees is intense in our industry. In addition, the increasing technical complexity of our businesses creates a challenging environment for hiring, retaining and developing skilled technical resources. If we fail to appropriately train, motivate, remunerate or deploy employees on initiatives that further our strategic imperatives, this could have an adverse impact on our ability to attract and retain talent and drive performance across the organization.

A key component of our retention strategy for our key personnel lies in our ability to provide clear, meaningful and challenging objectives that will drive performance and enhance their skills and expertise. Our senior executives and other key employees are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, and identifying business opportunities. The loss of one or more of these key individuals could impair our business until qualified replacements are found. There can be no assurance that these individuals could quickly be replaced with persons of equal experience and capabilities. Although we have compensation programs in place designed to help retain and motivate these individuals, we cannot prevent them from terminating their employment with us.

Finally, deterioration in employee morale and engagement resulting from continuing staff reductions, reorganizations and ongoing cost reductions could also adversely affect our business and financial results.

13.	We depend on key third-party suppliers to provide products and services that we need to operate our business.

We depend on key third-party suppliers over which we have no operational or financial control for certain products and services that are critical to our operations. These critical products and services may be available only from a limited number of suppliers, some of which dominate their global market. We compete globally with other telecommunications service providers for access to critical products and services that are provided by such third-party suppliers. Access to such key products and services on a basis allowing us to meet customer demand is critical to our ability to retain existing and acquire new customers.

If, at any time, suppliers cannot provide us with critical products or services, including, without limitation, IT services and customer contact centre services, as well as telecommunications equipment, software and maintenance services that comply with evolving telecommunications standards and are compatible with our equipment, IT systems and software, our business and financial performance could be adversely affected. In addition, if we are unable to obtain products or services that are essential to our operations on a timely basis and at an acceptable cost, or if telecommunications equipment and other products, such as handsets, that we sell or otherwise provide to customers, or the telecommunications equipment and other products that we use to provide services, have manufacturing defects, our ability to offer our products and services and to roll out our advanced services, and the quality of our services and networks, may be negatively impacted. As well, network deployment and expansion could be impeded, and our business, strategy and financial performance could be adversely affected. These suppliers may be subject to litigation with respect to technology that we depend on for our service offerings. In addition, the business and operations of our suppliers and their ability to continue to provide us with products and services could be adversely affected by various factors, including, without limitation, natural disasters (including seismic events and severe weather-related events such as ice, snow or wind storms, flooding, hurricanes, tornadoes and tsunamis), general economic and financial market conditions, the intensity of competitive activity, labour disruptions, the availability of and access to capital, bankruptcy or other insolvency proceedings, and changes in technological standards.

In addition, if we fail to optimize the supply chain with suppliers and vendors, ensure that effective governance and controls are applied to suppliers and vendors to ensure compliance with relevant laws and regulatory requirements and properly manage the contracting process, this could adversely affect service delivery as well as our overall business and financial performance. Supply chain includes key channel partners such as dealers, third-party retailers and big box stores which are important elements of our sales strategy. Failure to maintain an effective and competitive operating relationship with these various channels could impact our ability to service customer requirements and to maintain an appropriate presence in the market place in the context of our direct competitors.

Our networks are connected with the networks of other telecommunications carriers and suppliers, and we rely on them to deliver some of our services. Temporary or permanent operational failures or service interruptions by these carriers and suppliers due to technical difficulties, strikes or other work disruptions, bankruptcies or other insolvency proceedings, or other events including, but not limited to, those referred to above under Section C. III. entitled Risks That Could Affect Our Business and Results – 3. Our operations depend on how well we protect, maintain and replace our networks, equipment, facilities and other assets, could have an adverse effect on our networks, services, business and financial performance.

14.	If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets.

We have significant cash requirements to implement our business plan and meet our financial obligations. These cash requirements may be adversely affected by the risks associated with the assumptions built into our business and financial plans, including contingent and off-balance sheet liabilities. Our ability to meet our cash requirements and provide for planned growth depends on us having access to adequate sources of capital and on our ability to generate cash flows from operations, which is subject to competitive, regulatory, technological, economic, financial and other risk factors described in this document, most of which are not within our control. Also, the amount of working capital available to operate our business and our ability to achieve our working capital objectives could be adversely impacted by the quality of, and our level of success in collecting, trade receivables through the use of our employees, systems and technology.

In general, our capital needs are funded from cash generated by our operations or investments, by borrowing from commercial banks, through debt and equity offerings in the capital markets, or by selling or otherwise disposing of assets, including securitized trade receivables.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised. Risk factors such as capital market disruptions, sovereign credit concerns in Europe, fiscal and public indebtedness issues in the U.S., increased bank capitalization regulations, reduced lending in general or fewer banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital. In addition, an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or to a particular industry.

Our bank credit facilities, including credit facilities supporting our commercial paper programs, are provided by various financial institutions. While it is our intention to renew such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts, due to the risk factors mentioned above.

If we cannot raise the capital we need to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures, limit our investment in new businesses, or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operations or on our growth prospects.

15.	We may not be able to discontinue certain services as necessary to improve capital and operating efficiencies.

Legacy circuit-based infrastructures are difficult and expensive to operate and to maintain. We continue to migrate voice and data traffic from our legacy core circuit-based infrastructures to newer and more efficient IP and packet-based infrastructures. As part of this transformation, we are also planning to discontinue certain services that are based on circuit-based infrastructure and which have very low customer demand. This is a necessary component of improving capital and operating efficiencies. In some cases, this discontinuation could be delayed or prevented by customers or regulatory actions. If we cannot discontinue these services as planned and have to maintain the operational status of the affected legacy infrastructures longer than planned, we will not be able to achieve the expected efficiencies and related savings, which may have an adverse effect on our financial performance.

16.

Satellites used by Bell TV are subject to significant operational risks, and satellites that are not yet built are subject to construction and launch delays, that could have an adverse effect on Bell TV’s business and financial performance.

Pursuant to a set of commercial arrangements between Bell TV and Telesat Canada (Telesat), Bell TV currently has four satellites under contract with Telesat, including Nimiq 6, which was successfully launched and brought into full service in mid-2012. Telesat operates or directs the operation of these satellites.

Satellites utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems commonly referred to as anomalies that could reduce the commercial usefulness of a satellite used by Bell TV. Acts of war or terrorism, magnetic, electrostatic or solar storms, and space debris or micrometeoroids could also damage the satellites used by Bell TV.

Any loss, failure, manufacturing defect, damage or destruction of these satellites, of Bell TV’s terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on Bell TV’s business and financial performance and could result in many customers terminating their subscription to Bell TV’s DTH satellite television service.

In addition, there are risks related to the construction and launch of new satellites. Launch delays can result from delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. A launch vehicle may fail, resulting in a significant delay in the deployment of a satellite because of the need to construct a replacement satellite, which typically takes up to 30 months or longer, and to obtain another launch vehicle. Such significant delays could adversely affect Bell TV’s ability to launch new services and could reduce the competitiveness of its DTH satellite television services, and may adversely affect our financial performance.

17.	The theft of our DTH satellite television services has an adverse effect on Bell TV’s business and financial performance.

Bell TV faces a loss of revenue resulting from the theft of its DTH satellite television services. As it is the case for all other television distributors, Bell TV has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise or circumvention of Bell TV’s signal security systems. The theft of Bell TV’s services has an adverse effect on Bell TV’s business and financial performance.

18.	Bell Media’s revenues are significantly dependent on the sale of advertising.

A large part of Bell Media’s revenues from its television and radio broadcasting businesses is derived from the sale of advertising. In addition to the previously discussed impact on the demand for advertising of prevailing economic conditions, most of Bell Media’s advertising contracts are short term and are cancellable on relatively short notice. Furthermore, as previously discussed, Bell Media’s advertising revenues are also affected by competitive pressures and, as discussed below, technological changes.

There can be no assurance that Bell Media’s television and radio programming will be successful in attracting and retaining viewers and listeners given the unpredictability and volatility of viewer and listener preferences, competitive programming from other channels and stations, and an increasing number of alternative forms of entertainment. A significant number of advertisers base a substantial part of their purchasing decisions on audience ratings. If Bell Media’s television and radio ratings were to decrease substantially, Bell Media’s advertising sales volumes and the rates that it charges to advertisers could be adversely affected.

19.	New technology and increasing fragmentation in television and radio markets could have an adverse effect on Bell Media’s business and financial performance.

Television and radio advertising revenue depends largely on the potential audience size and the attractiveness of programming. The market has become increasingly fragmented and this trend is expected to continue as new services and technologies increase the diversity of information and entertainment outlets available to consumers. New technologies and alternative distribution platforms such as VoD, personal video/audio platforms, video and audio services over mobile devices and the Internet, including OTT content offerings such as Netflix, and satellite radio could influence changes in consumer behaviour and patterns, resulting in a negative impact on the audience size for our broadcast services. In addition, the increasing use of PVRs could influence Bell Media’s capability to generate television advertising revenues as viewers are more capable of skipping broadcast advertising. As a result, there is no assurance that Bell Media will be able to maintain or increase its advertising revenues or its ability to reach or retain viewers with attractive programming.

Additionally, new technologies and changes in broadcasting standards could result in the need to invest in the improvement or replacement of our current equipment and platforms. This could require us to incur significant unplanned expenses.

20.	Bell Media could be required to pay additional royalties under licences pursuant to the Copyright Act.

Bell Media’s radio, conventional television and specialty television undertakings rely on licences under the Copyright Act in order to make use of the music component of programming distributed by these undertakings. Under these licences, Bell Media is required to pay royalties established by the Copyright Board pursuant to the requirements of the Copyright Act to collecting societies that represent the copyright owners. These royalties are paid by these undertakings on a monthly basis in the normal course of their business.

The levels of royalties payable by Bell Media are subject to change upon application by the collecting societies and upon approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act to implement Canada’s international treaty obligations or other obligations or for other purposes. Any such amendments could result in Bell Media’s broadcasting undertakings being required to pay additional royalties for these licences.

21.	Health concerns about radiofrequency emissions from wireless devices, as well as epidemics and other health risks, could have an adverse effect on our business.

Many studies have been performed over the past two decades to assess whether wireless networks, base stations or mobile phones pose a potential health risk. Some studies have indicated that radiofrequency emissions may be linked to certain medical conditions, while other studies could not establish such a link between adverse health effects and low level, long-term exposure to radiofrequency emissions. In May 2011, a working group of the International Agency for Research on Cancer (IARC) of the World Health Organization classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans. The IARC noted that a slight positive association has been observed between the use of mobile phones and certain brain cancers for which a causal interpretation is considered to be credible, but that chance, bias or confounding could not be ruled out with reasonable confidence. A recent study (2012) from the Norwegian Ministry of Health came to very similar conclusions. The IARC has classified 267 items as possibly carcinogenic to humans, including chloroform, coffee and nickel. The IARC called for additional research into long-term heavy use of mobile phones and, pending the availability of this additional research, recommended that pragmatic measures be taken to reduce exposure, such as the use of hands-free devices or texting. There can be no assurance that future health studies or government regulations concerning radiofrequency emissions will not have an adverse effect on our business and financial performance.

Increasing concern over the use of wireless phones and the possible related health risks is expected to put additional pressure on the wireless communications industry to demonstrate their safe use and could lead to additional government regulation, which could have a negative effect on our business. Actual or perceived health risks of using wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, higher costs as a result of modifying handsets, relocating wireless towers or addressing incremental legal requirements, product liability lawsuits or reduced outside financing being available to the wireless communications industry. In addition, public protest could result in a slower deployment of, or our inability to deploy, new wireless networks, towers and antennas. We rely on our suppliers to ensure that the network equipment and customer equipment supplied to us meet all applicable safety requirements. Epidemics, pandemics and other health risks could also occur which could adversely affect our ability to maintain operational networks and provide services to our customers. Any of these events could have an adverse effect on our business and financial performance.

22.	BCE is dependent on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends or otherwise make distributions to it.

BCE has no material sources of income or assets of its own, other than the interests that it has in its subsidiaries, joint ventures and other companies, including, in particular, its direct ownership of the equity of Bell Canada. BCE’s cash flow and, consequently, its ability to service its indebtedness and to pay dividends on its equity securities are therefore dependent upon the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends or otherwise make distributions to it.

BCE’s subsidiaries, joint ventures and other companies in which it has an interest are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE. In addition, any right of BCE to receive assets of its subsidiaries, joint ventures and other companies in which it has an interest upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries, joint ventures and other companies.

23.	We cannot guarantee that BCE’s dividend policy will be maintained or that dividends will be declared.

The board of directors of BCE reviews from time to time the adequacy of BCE’s dividend policy. On February 6, 2013, the board of directors of BCE adopted a new common share dividend policy with a target dividend payout ratio of 65% to 75% of Free Cash Flow. This dividend policy was adopted with the objective of allowing sufficient financial flexibility to continue investing in our business while growing returns to shareholders. Under this dividend policy, increases in the common share dividend are directly linked to growth in BCE’s Free Cash Flow. BCE’s dividend policy and the declaration of dividends are subject to the discretion of BCE’s board of directors and, consequently, there can be no guarantee that BCE’s dividend policy will be maintained or that dividends will be declared.

24.	A major decline in the market price of BCE’s securities may negatively impact our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts may contribute to volatility in BCE’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE’s securities, may negatively affect our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

25.	Our failure to evolve practices and effectively monitor and control fraudulent activities could result in financial loss and brand degradation

Economic volatility, the complexity of modern networks and the increased sophistication of criminal organizations create challenges to monitor, prevent and detect fraudulent activities. Fraud impacting BCE has evolved beyond the traditional subscription fraud and now includes usage, technical, prepaid, distribution and occupational fraud. Our failure to evolve practices and effectively monitor and control fraudulent activities could result in financial loss and brand degradation.

26.

The expected timing and completion of the proposed acquisition of Astral is subject to regulatory approvals, other closing conditions and other risks and uncertainties. Accordingly, there can be no certainty that the transaction will be completed or that anticipated benefits will be realized

The expected timing and completion of the proposed acquisition by BCE of Astral is subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, approval by the CRTC and the Competition Bureau. On October 18, 2012, the CRTC issued Broadcasting Decision CRTC 2012-574 denying BCE’s original application to acquire Astral. On November 19, 2012, Astral and BCE amended the terms of the proposed transaction including, in particular, to postpone to June 1, 2013 the outside date for completion of the transaction, with both BCE and Astral having the right to further postpone the outside date to July 31, 2013, if required to obtain necessary regulatory approvals. BCE and Astral subsequently submitted a new proposal to the CRTC for approval, seeking to address the public interest concerns outlined by the CRTC in its decision. Given the need for regulatory approvals, there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions currently contemplated. A break-up fee of $150 million is payable by BCE to Astral should the proposed transaction not close for failure to obtain regulatory approvals. Refer to Astral’s Notice of Special Meeting of Shareholders and Management Information Circular dated April 19, 2012 (Circular) for a detailed description of the relevant closing conditions, termination rights and other risks and uncertainties applicable to the proposed transaction, subject to the changes made to the information set out in the Circular by the amending agreement to the arrangement agreement entered into by Astral and BCE on November 19, 2012, which agreement was filed by Astral with the Canadian securities regulatory authorities together with a related material change report.

BCE is proposing to acquire Astral to strengthen its competitive position in the communications industry, particularly in French-language broadcasting in the province of Québec, and to create the opportunity to realize certain benefits. Achieving the anticipated benefits depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as BCE’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of BCE. The consummation of the proposed transaction and the integration require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The consummation of the proposed transaction and the integration process may lead to greater than expected operational challenges and costs, expenses, liabilities, customer loss and business disruption for BCE and, consequently, the failure to realize, in whole or in part, the anticipated benefits.

In addition, BCE may be required to assume greater than expected liabilities due to undisclosed liabilities of Astral existing at the time of completion of the proposed transaction. Furthermore, BCE’s consolidated financial results may, following completion of the proposed transaction, become more cyclical and will be subject to a greater extent to risks affecting the media industry as a result of a higher concentration of its operations in the media business. Finally, BCE’s expectation that the acquisition of Astral will be accretive to BCE’s earnings and free cash flow per share is subject to the risks that will be faced by Astral’s business, following completion of the proposed transaction, certain of which risks are described in Astral’s MD&A for the financial year ended August 31, 2012, as updated in Astral’s subsequent quarterly MD&As.

IV.	RISK MANAGEMENT PRACTICES

At BCE, the responsibility for oversight of all aspects of risk is held at the full Board level, including overseeing the identification of the significant risks of BCE’s business and ensuring there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A significant risk is generally defined as an exposure that has potential to materially impact BCE’s ability to meet or support its strategic objectives. The Board delegates responsibility for execution of certain elements of the risk oversight program to Board committees in order to ensure appropriate expertise, attention and diligence with reporting back to the Board as a matter of practice.

Management undertakes an entity-wide process to identify, classify, assess and report on BCE’s significant risks and mitigation strategies. This work takes into account the results from an annual entity wide on-line risk survey deployed to all senior management at or above the vice-president level. For a detailed explanation of the risks applicable to BCE and its affiliates, see the sections entitled Risks Relating to Our Competitive Environment, Risks Relating to Our Regulatory Environment and Risk That Could Affect Our Business and Results in Sections C.I, C.II and C.III above. Risk information is reviewed by Board committees and/or the full Board throughout the year and business leaders present updates on execution of business strategies, risks and mitigation activities.

The Audit Committee is responsible to ensure appropriate risk management processes are in place across the organization. The Audit Committee considers the effectiveness of the operation of BCE’s internal control procedures and reviews reports from BCE’s internal audit group and BCE’s external auditors. As part of its risk management process activities, the Audit Committee ensures that significant risks identified are mapped to a Board committee or the full Board for oversight as appropriate.

BCE’s internal audit group develops its annual plan leveraging a range of considerations which include a risk-based review of business activities, related processes and supporting controls. On a quarterly basis the internal audit group reports to the Audit Committee on the results of internal audits and on areas identified for specific improvement. The internal audit group also seeks to promote effective risk management in BCE’s lines of business and takes an active role in supporting the business in fulfilling its risk reporting responsibilities to the Board.